NEWS RELEASE

INTEROIL EXECUTES DEFINITIVE JOINT VENTURE OPERATING
AGREEMENT WITH MITSUI ON CONDENSATE STRIPPING PROJECT

MITSUI EARNS OPTION TO ACQUIRE UP TO 5% OF ELK
AND ANTELOPE FIELDS AND 5% IN LNG PROJECT

Cairns, Australia and Houston, TX -- August 04, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that a Joint Venture Operating Agreement (“JVOA”) for the Company’s proposed Condensate Stripping Plant (“CSP”) has been finalized with Mitsui & Co., Ltd. (“Mitsui”).  The JVOA sets out the rights and obligations of the participants of the joint venture to develop a CSP at InterOil’s Elk and Antelope field site in Gulf Province, Papua New Guinea.  The JVOA replaces the preliminary joint venture works agreement announced in April 2010.

 InterOil and Mitsui also executed an Option Deed.  After reaching final investment decision on the CSP, Mitsui has options to acquire interests of up to a 5% in the Elk and Antelope fields and in the liquefied natural gas (LNG) Project on equal terms, yet to be determined, to those agreed with a future industry partner, as follows:

1)	After mechanical completion of the CSP, Mitsui has a right to convert its contributed investment in the CSP into a 2.5% interest in the Elk and Antelope fields and the proposed LNG Plant.

2)	Mitsui also has conditional rights under a separate call option to purchase an additional 2.5% interest in the Elk and Antelope fields and the proposed LNG Plant.

Certain regulatory approvals will be required from the Papua New Guinea State for the options to be effective.

Joint Venture Operating Agreement

Under the JVOA, InterOil and Mitsui will each have a 50% ownership stake, before the State of Papua New Guinea’s statutory right to acquire up to 22.5% in the CSP.  An InterOil subsidiary is the operator under the joint venture. InterOil expects that the CSP will be designed to process approximately 400 million standard cubic feet per day (mmscf/day) of wellhead gas with an anticipated yield of approximately 9,000 barrels (bbls) of condensate per day.  Dry gas may be reinjected into the reservoir for storage depending on the timing of the development of the proposed LNG Plant.  The condensate is expected to be barged to the InterOil refinery in Port Moresby for processing and sale.

InterOil News Release

The wells and condensate transport from the CSP (located approximately 30 km southwest of the fields adjacent to the Purari River) will be the responsibility of the owners of the Elk and Antelope fields, including InterOil and its upstream partners.  The capital cost for the CSP is currently estimated at $550 million, with approximately $32 million of this being expended for front end engineering design.  Mitsui will be responsible for arranging or providing financing for the capital costs of the plant.

Final Investment Decision by the JVOA partners is expected by the end of March 2011, following completion of engineering and design work, financing agreements and further regulatory approvals.  The CSP facilities are projected to be operational no later than mid-2013.  In the event that a positive Final Investment Decision is not reached or made, InterOil will be required to refund Mitsui’s capital expenditure incurred within a specified period and the option and conversion deeds will be terminated.

Phil Mulacek, Chief Executive Officer of InterOil, commented, “Since April, front end engineering and design studies have been ongoing and we have now concluded  certain definitive agreements with Mitsui for the CSP and Mitsui’s right to acquire up to 5% in the Elk and Antelope fields and the  proposed LNG project.  We welcome Mitsui as our partner, and are very pleased with the progress made in the development of our CSP, which we expect will enable us to monetize our Elk and Antelope liquid resources.  This is a key step in the monetization of our natural gas resources through LNG.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

Investor Contacts for InterOil:
Wayne Andrews, V. P. Capital Markets
Wayne.Andrews@InterOil.com
The Woodlands, TX USA
Phone: +1-281-292-1800

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes, plans, projects or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning the development and completion of the CSP, the costs and timing of such CSP, the capacity of the CSP, the ownership interests in the Elk and Antelope fields, any future project partners, the use of any condensate, and timing of the final investment decision. These statements are based on certain assumptions made by the Company based on the terms of the JVOA, the option and conversion deeds in addition to its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur, including, in particular the development of the proposed CSP or LNG plant.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release